

February 24, 2011

Via Facsimile and U.S. Mail

Trevor Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

> **Re: Beckman Coulter, Inc.**
> **Schedule TO-T filed on February 15, 2011**
> **Filed by Djanet Acquisition Corp. and Danaher Corporation**
> **File No. 5-40103**

Dear Mr. Green:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Acceptance for Payment and Payment, page 12

1. We note that the purchasers reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm the bidders' understanding that any entity to which they assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require them to disseminate additional offer materials and to extend the term of the offer. Please revise similar language in the letter of transmittal.

Source and Amount of Funds, page 22

2. We note that Danaher will obtain funds from available cash, proceeds from the issuance of commercial paper, proceeds from the issuance of securities, or bridge loans. Please revise to further describe the specific sources and amounts of funds. Refer to Item 1007(a) of Regulation M-A. State any material conditions to the financing and any alternative financing arrangements. Refer to Item 1007(b) of Regulation M-A. If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits. Refer to Item 1007(d) of Regulation M-A and Item 1016(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions